SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TAL EDUCATION GROUP

(Name of Issuer)

Class A Common Shares, Par Value U.S.$ 0.001 Per Share*

(Title of Class of Securities)

874080104

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing two (2) common shares. See Item 2(d) for further discussion of shares held by Reporting Persons.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 874080104

1	NAME OF REPORTING PERSON KTB China Optimum Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,125,000* (see Item 2 and 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,125,000* (see Item 2 and 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,125,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.70%**
12	TYPE OF REPORTING PERSON OO

*	Consists of 2,062,500 American Depositary Shares, each representing 2 shares of Class A Common Shares, par value U.S.$ 0.001 per share, all of which are directly held by KTB China Optimum Fund. KTB China Optimum Fund, as of December 31, 2010, directly held 8,125,000 Class B Common Shares, par value U.S.$ 0.001 per share, all of which have been subsequently converted into 4,062,500 American Depositary Shares. Out of the 4,062,500 American Depositary Shares, 2,000,000 of them have been disposed of by KTB China Optimum Fund.
**	The percentage of share ownership is calculated based on the total number of (i) the 27,600,000 shares of outstanding Class A Common Shares, par value U.S.$ 0.001 per share, as of February 28, 2011 and (ii) the 125,000,000 shares of outstanding Class B Common Shares, par value U.S.$ 0.001 per share, each of which is convertible at the option of the holder into one Class A Common Share, par value U.S.$ 0.001 per share, in each case of (i) and (ii), as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission by the Issuer on July 25, 2011.

CUSIP NO. 874080104

1	NAME OF REPORTING PERSON KTB Network Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,125,000* (see Item 2 and 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,125,000* (see Item 2 and 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,125,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.70%**
12	TYPE OF REPORTING PERSON CO

*	Consists of 2,062,500 American Depositary Shares, each representing 2 shares of Class A Common Shares, par value U.S.$ 0.001 per share, all of which are directly held by KTB China Optimum Fund. KTB China Optimum Fund, as of December 31, 2010, directly held 8,125,000 Class B Common Shares, par value U.S.$ 0.001 per share, all of which have been subsequently converted into 4,062,500 American Depositary Shares. Out of the 4,062,500 American Depositary Shares, 2,000,000 of them have been disposed of by KTB China Optimum Fund.
**	The percentage of share ownership is calculated based on the total number of (i) the 27,600,000 shares of outstanding Class A Common Shares, par value U.S.$ 0.001 per share, as of February 28, 2011 and (ii) the 125,000,000 shares of outstanding Class B Common Shares, par value U.S.$ 0.001 per share, each of which is convertible at the option of the holder into one Class A Common Share, in each case of (i) and (ii), as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission by the Issuer on July 25, 2011.

CUSIP NO. 874080104

1	NAME OF REPORTING PERSON KTB Investment & Securities Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,125,000* (see Item 2 and 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,125,000* (see Item 2 and 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,125,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.70%**
12	TYPE OF REPORTING PERSON CO

*	Consists of 2,062,500 American Depositary Shares, each representing 2 shares of Class A Common Shares, par value U.S.$ 0.001 per share, all of which are directly held by KTB China Optimum Fund. KTB China Optimum Fund, as of December 31, 2010, directly held 8,125,000 Class B Common Shares, par value U.S.$ 0.001 per share, all of which have been subsequently converted into 4,062,500 American Depositary Shares. Out of the 4,062,500 American Depositary Shares, 2,000,000 of them have been disposed of by KTB China Optimum Fund.
**	The percentage of share ownership is calculated based on the total number of (i) the 27,600,000 shares of outstanding Class A Common Shares, par value U.S.$ 0.001 per share, as of February 28, 2011 and (ii) the 125,000,000 shares of outstanding Class B Common Shares, par value U.S.$ 0.001 per share, each of which is convertible at the option of the holder into one Class A Common Share, in each case of (i) and (ii), as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission by the Issuer on July 25, 2011.

CUSIP NO. 874080104

Item 1	(a).	Name of Issuer:

TAL Education Group

	(b).	Address of Issuer’s Principal Executive Offices:

18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China

Item 2	(a).	Name of Person Filing:

This statement is filed by:

(i) KTB China Optimum Fund

(ii) KTB Network Co., Ltd.

(iii) KTB Investment & Securities Co., Ltd.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Relationships

(1) KTB China Optimum Fund is a Korean fund.

(2) KTB Network Co., Ltd., a Korean limited liability company, is the general partner of KTB China Optimum Fund.

(3) KTB Investment & Securities Co., Ltd., a Korean limited liability company, holds 100% shares in KTB Network Co., Ltd.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of (i) KTB China Optimum Fund and KTB Network Co., Ltd. is 4F, KTB Network Bldg., 826-14 Yeoksam dong, Gangnam gu, Seoul, Korea; and (ii) KTB Investment & Securities Co., Ltd. is 9F，Hana Securities Bldg., 23-3, Yoido dong, Youngdeungpo gu, Seoul, 150-709, South Korea.

Item 2	(c).	Citizenship:

KTB China Optimum Fund - Korea KTB Capital Co., Ltd. - Korea KTB Investment & Securities Co., Ltd. - Korea

Item 2	(d).	Title of Class of Securities:

Class A Common Shares

The Issuer registered its Class A Common Shares on its Form 424B4 Registration Statement filed with the SEC on October 20, 2010. The Reporting Persons identified in Item 2(a) above hold Class A Common Shares, which are converted from Class B Common Shares (as described below).

Each Class B Common Share is convertible at the option of the holder into one Class A Common Share. The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

Item 2	(e).	CUSIP Number:

874080104

Item 3.	Not Applicable

Item 4.	Ownership:

The percentages used herein are calculated based upon the Common Shares issued and outstanding as of February 28, 2011 as reported on the Issuer’s Form 20-F filed with the Securities and Exchange Commission by the Issuer on July 25, 2011.

	1.	KTB China Optimum Fund

	(a)	Amount beneficially owned:

4,125,000

	(b)	Percent of class: 2.70%

	(c)	(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 4,125,000

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 4,125,000

	2.	KTB Network Co., Ltd.

	(a)	Amount beneficially owned: 4,125,000

	(b)	Percent of class: 2.70%

	(c)	(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 4,125,000

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 4,125,000

	3.	KTB Investment & Securities Co., Ltd.

	(a)	Amount beneficially owned: 4,125,000

	(b)	Percent of class: 2.70%

	(c)	(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 4,125,000

		(iii)	Sole power to dispose or direct the disposition: -0-

CUSIP NO. 874080104

(iv) Shared power to dispose or direct the disposition: 4,125,000

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

KTB CHINA OPTIMUM FUND

By:	/s/ Jin Ho Shin
Name:	Jin Ho Shin
Title	Representative Director

CUSIP NO. 874080104

KTB NETWORK CO., LTD.

By:	/s/ Jin Ho Shin
Name:	Jin Ho Shin
Title	Representative Director

CUSIP NO. 874080104

KTB INVESTMENT & SECURITIES CO., LTD.

By:	/s/ Joon Ho, Hwang
Name:	Joon Ho, Hwang
Title	Executive Vice President